As filed with the Securities and Exchange Commission on February 3, 2020

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT (Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934)

(Amendment No. 1)

BlackRock Credit Allocation Income Trust

(Name of Issuer)

BlackRock Credit Allocation Income Trust

(Names of Filing Person(s) (Issuer))

Common Shares of Beneficial Interest, Par Value $0.001 per share

(Title of Class of Securities)

092508100

(CUSIP Number of Class of Securities)

John M. Perlowski

BlackRock Credit Allocation Income Trust

55 East 52nd Street

New York, New York 10055

1-800-441-7762

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

Copies to:

Margery K. Neale, Esq.	Janey Ahn, Esq.
Willkie Farr & Gallagher LLP	BlackRock Advisors, LLC
787 Seventh Avenue	55 East 52nd Street
New York, New York 10019—6099	New York, New York 10055

CALCULATION OF FILING FEE

Transaction Value	Amount of Filing Fee
$153,305,552 (a)	$19,899.06 (b)

(a)

Estimated for purposes of calculating the amount of the filing fee only. The amount is based upon the offer to purchase up to 10,386,555 common shares of beneficial interest in the offer based upon a price of $14.76 (98% of the net asset value per share on December 26, 2019).

(b)	Calculated at $129.80 per $1,000,000 of the Transaction Value, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$19,899.06
Form or Registration No.:	SC-TO-I
Filing Party:	BlackRock Credit Allocation Income Trust
Date Filed:	January 2, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Issuer Tender Offer Statement on Schedule TO initially filed with the Securities and Exchange Commission (the “SEC”) on January 2, 2020 by BlackRock Credit Allocation Income Trust, a diversified, closed-end management investment company organized as a Delaware statutory trust (the “Trust”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with an offer by the Trust (the “Offer”) to repurchase up to 10% of its issued and outstanding common shares of beneficial interest, par value $0.001 per share (the “Shares”), in exchange for cash at a price equal to 98% of the net asset value per Share determined as of the close of the regular trading session of the New York Stock Exchange, the principal market in which the Shares are traded, on the day the Offer expires, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 2, 2020 (the “Offer to Purchase”), and in the related Letter of Transmittal.

This Amendment No. 1 to Schedule TO is intended to satisfy the requirements pursuant to Rule 13e-4(c)(3) of the Exchange Act.

The information contained in the Offer to Purchase and the Letter of Transmittal, previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated by reference into this Amendment No. 1 in answer to Items 1 through 9 and Item 11 of the Schedule TO.

Item 10.	Financial Statements.

Not applicable.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(iii)     Press Release issued on February 3, 2020.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BlackRock Credit Allocation Income Trust

By:	/s/ John M. Perlowski
Name: John M. Perlowski
Title: President and Chief Executive Officer

Dated: February 3, 2020

Exhibit Index

(a)(5)(iii)	Press release issued on February 3, 2020*

*	Filed herewith.